Mail Stop 3720

September 15, 2006

Ms. Sandra L. Helton
Chief Financial Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, IL 60602

       RE: Telephone and Data Systems, Inc.
                   Form 10-K for the Year ended December 31, 2005
                   Filed July 28, 2006
                   Form 10-Q for the Quarterly Period ended March 31, 2006
                   Filed August 25, 2006
                   File No. 001-14157

Dear Ms. Helton:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2005

Management's Discussion and Analysis of Results of Operations and Financial Condition

1. We note the presentation and discussion of US Cellular's estimated 2006 financial results on page 19. Disclose and explain to us how you have derived each of the financial amounts reported for the year ended December 31, 2006. Note that all projections and forecasts must comply with the guidelines for projections in Item 10 of Regulation S-K. With respect to any financial projections or forecasted amounts, advise us your reasonable basis for all of your assumptions made and provide us objective support for them.

2. Refer to the discussion of the operating expenses of the CLEC segment on page 25. We note the disclosures of "cost for leased network components" and "additional operating costs to support access line growth" within "selling, general and administrative expense" line item. Please tell us in greater detail the nature of these costs, and explain to us why they should not be classified within costs of services or costs of products line items in the income statements.

Financial Statements and Notes

Consolidated Statements of Operations, page 55

3. In future filings, please separately present service and product revenues on the face of the income statements as required under Rule 5-03 (a)1 of Regulation S-X.

4. In future filings, please rename the line item "Investment Income" with a more descriptive line item of what this caption represents, such as "equity in earnings of unconsolidated entities". Also, please note that impairment charges related to investments accounted for under the equity method should be included in the line item "equity in earnings of unconsolidated entities".

Consolidated Statements of Cash Flows, page 56

5. In future filings, please separately present the cash inflows and outflows within 'Acquisitions, Divestitures and Exchanges' on a gross basis on the face of the cash flow statements. Refer to SFAS 95.

Note1. Summary of Significant Accounting Policies

Revenue Recognition, page 69

6. We note your disclosures that revenues earned through the various ILEC pools are recorded based on TDS Telecom's estimates. Tell us and disclose in more detail the

revenue earning processes of these various ILEC pools, and advise us how you apply SAB 104 in recognizing these revenues based on estimates.

Note 11. Acquisitions, Divestitures and Exchanges, page 82

Discontinued Operations

7. We note your reporting of gain (loss) on sale of assets within 'Operating Expenses' caption on the face of the income statements on page 55. With respect to the various sales of assets (including wireless properties) in different markets from 2003 to 2005, explain to us why you did not report discontinued operations for these dispositions as required by SFAS 144.

2004 Activity, page 84

8. We note the recognition of $50.9 million gain in connection with the sale of three consolidated markets and six minority interests to ALLTEL in 2004. In this regard, explain to us how you reasonably allocated the gain between 'gain on sale of assets' and 'gain on investments'.

Note 14. Long Term Debt, page 94

9. We note that you received waivers of your various debt agreements and forward contracts under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements. We also note that the waivers require the filings of the December 31, 2005 Form 10-K and of the Forms 10-Q for the first two quarters of 2006 by certain dates. In this regard and addressing the relevant accounting literature, tell us how you concluded that long-term debt classification was appropriate.

Note 15. Financial Instruments and Derivatives

Derivatives, page 94

10. We note that you designated the VeriSign forward contract as a fair value hedge rather than a cash flow hedge. Explain to us your hedge strategy and objectives with respect to this contract. Also, explain to us your GAAP basis in recording the change in fair value of the hedge in accumulated other comprehensive income rather than in earnings. Refer to paragraph 22 of SFAS 133.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Note 2. Summary of Significant Accounting Policies

Change in Accounting Principles – Stock Based Compensation, page 8

11. We note your disclosures that you modified current and future options to extend their exercise period until 30 days following the lifting of a suspension period under SEC regulations and the lifting of a blackout period as a result of not filing your periodic reports in a timely manner. We also note your disclosures that the impact of an adjustment as a result of this plan modification would not be material. In this regard, advise us how you determine that the impact would not be material under paragraph 51 of SFAS 123R. Include in your response how you assessing materiality.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please sumbit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director